Ecopetrol informs that the Ministry of Finance and Public Credit accepted the non-binding offer submitted on January 27 to acquire ISA stock

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC), pursuant to the provisions set forth in Article 5.2.4.1.6 - Decree 2555/2010, does hereby confirm the information published in several media outlets that last February 5, 2021, received a written communication issued by the Ministry of Finance and Public Credit, whom, among other things, announced that:

•	They agree to sign an exclusivity contract with Ecopetrol pursuant to which, during the first half of 2021, Ecopetrol will be required to consummate the bid it submitted on January 27, 2021 to acquire 51.4% of the outstanding shares of ISA under an Inter-Administrative Contract.

•	They reserve the right to propose adjustments to the price range subject to the results of the appraisal and due diligence processes that it undertakes in parallel to Ecopetrol.

Bogota D.C., February 8th, 2021

Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Juan Pablo Crane

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co